EXHIBIT 21




                         LIST OF SUBSIDIARIES


     The Partnership is a partner of the following joint ventures: JMB/Owings Mills Associates, an Illinois general partnership, which is a partner in Owings Mills Limited Partnership, a limited partnership which holds title to Owings Mills Shopping Center located in Owings Mills (Baltimore), Maryland; Carlyle-XVI Associates, L.P., a Delaware limited partnership, which is a partner in JMB/125 Broad Building Associates, an Illinois general partnership, which is a partner in 125 Broad Street Company, a limited partnership, which holds title to 125 Broad Street Building, located in New York, New York; 260 Franklin Street Associates, an Illinois general partnership which holds title to the 260 Franklin Street office building, located in Boston Massachusetts; Villages Northeast Associates, an Illinois general partnership, which is a partner in the VNE Partners, Ltd., a limited partnership, which holds title to the Post Crest, Post Terrace and Post Crossing Apartment complexes located in DeKalb County (Atlanta), Georgia; JMB/NewPark Associates, an Illinois general partnership, which is a partner in NewPark Associates, a general partnership which holds title to the NewPark Mall in Newark, California; JMB/Warner Center Associates, an Illinois general partnership JMB/Hahn PDTC Associates, L.P., a California Limited Partnership, which holds title to Palm Desert Town Center located in Palm Desert (Palm Springs), California. The Partnership also owns a 50% interest in Carlyle/Palm Desert, Inc., a corporation which is a partner in JMB/Hahn PDTC Associates, L.P. Reference is made to Note 3 for a description of the terms of such venture partnerships.